FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of Junel, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PubliclyHeldCompany

Corporate Taxpayers' Id. (CNPJ/MF)47.508.411/0001-56

Notice to Shareholders

Given that the period for exercising the subscription of the first round of unsold sharesfor the capital increase approved at the Annual and Special Shareholders Meeting held on April 17 of 2013(“AGOE”) has ended, it was counted two hundred and sixty three (263) of unsold preferred shares. Such shares were subscribed by the controlling shareholder Wilkes Participações S/A (“Wilkes”), under the terms of the agreement established by Wilkes to subscribe, additionally the shares corresponding its preferred rights, the whole unsold shares not subscribed or reserved by any of the further Company’s shareholders.

In addition, the two hundred and ninety-nine thousand, nine hundred sixty-eight (299.968) preferred shares issued by the Company, by means of the AGOE, shall enjoy the interim dividends brought by the Board of Directors Meeting held on April 25, 2013, referred to the first quarter of 2013, on the worth value of R$0.13 per preferred share, which payment shall be made at June 24, 2013.

Any further clarifications may be addressed by means of the phone number (11) 3886-0421 or by the e-mail address gpa.ri@grupopaodeacucar.com.br

São Paulo, June19, 2013.

Daniela Sabbag Papa

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 18, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.